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                             September 15, 2020

       Paul Rouse
       Chief Financial Officer
       Thryv Holdings, Inc.
       2200 West Airfield Drive
       P.O. Box 619810
       DFW Airport, Texas 75261

                                                        Re: Thryv Holdings,
Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed September 1,
2020
                                                            File No. 333-248532

       Dear Mr. Rouse:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form S-1 filed September 1, 2020

       Cover Page

   1. Please revise here and in the Principal and Registered Stockholders section to disclose the percentage of
outstanding shares that may be offered pursuant to this registration statement. In addition,
please disclose the percentage of shares which may be offered that are held by directors,
officers, and affiliates.
       Non-GAAP Financial Measures, page 53

   2. Your disclosure in Note 4 on page F-59 states you completed all restructuring and integration efforts
associated with the YP Acquisition as of December 31, 2019 and you state here charges for
the six months ended June 30, 2020 relate to expenses for ongoing
 Paul Rouse
Thryv Holdings, Inc.
September 15, 2020
Page 2
      cost reduction efforts. We also note your disclosure in Note 6 that $5 million in employee termination severance expense was incurred during the interim period as a result of
      COVID-19 and this restructuring is complete. On page F-66 you include footnote disclosure describing the nature of the remaining restructuring and integration costs incurred during the interim period. Please tell us your consideration of disclosing whether you expect to incur additional charges related to these ongoing cost reduction efforts.
      Refer to ASC 420-10-50.
Recent Developments - COVID-19, page 55

3. Please revise this section to provide more robust updated disclosure about the material effects on your business as a result of the COVID-19 pandemic. In this regard, we note a decline in revenue in your marketing services segment during the quarter ended June 30,
      2020. Clarify whether this decline is solely due to the pause some of your clients placed on their online advertising programs or, as your disclosure on page 62 suggests, due to a continued trending decline in the company's client base due to significant competition or both. In addition, address relevant developments which have occurred since June 30,
      2020 and challenges you reasonably expect to experience in your business operations in the future depending upon regulatory and private sector response. Also, consider whether any updates to risk disclosure are warranted in light of current market events related to
      COVID-19. Refer to CF Disclosure Guidance Topics 9 and 9A.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        You may contact Tony Watson at (202) 551-3318 or Donna Di Silvio at
(202) 551-3202
if you have questions regarding comments on the financial statements and related matters. Please contact Daniel Morris at (202) 551-3314 or Mara Ransom at (202) 551-3264
with any other questions.



                                                           Sincerely,
FirstName LastNamePaul Rouse
                                                           Division of
Corporation Finance
Comapany NameThryv Holdings, Inc.
                                                           Office of Trade &
Services
September 15, 2020 Page 2
cc:       Corey Chivers, Esq.
FirstName LastName